SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Poseida Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

73730P108
(CUSIP Number)

Matthew Halbower Pentwater Capital Management LP 1001 10th Avenue South, Suite 216 Naples, FL 34102 239-384-9750
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73730P108	Schedule 13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or place of organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,625,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 73730P108	Schedule 13D/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or place of organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,625,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

CUSIP No. 73730P108	Schedule 13D/A	Page 4 of 8 Pages

The following constitutes Amendment No. 2 to the Schedule 13D (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is filed by: (i) Pentwater Capital Management LP (the “Investment Manager”), a Delaware limited partnership, with respect to the shares of Common Stock, par value $0.0001 per share (“Common Stock”) held by certain funds (the “Pentwater Funds”) to which it serves as investment adviser and (ii) Mr. Matthew Halbower (“Mr. Halbower”), the sole shareholder of Halbower Holdings, Inc. (“Halbower Holdings”), the general partner of the Investment Manager, with respect to the shares of Common Stock held by the Pentwater Funds.

(b)	The address of the business office of each of the Investment Manager, Halbower Holdings and Mr. Halbower is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(c)	The principal business of the Investment Manager is to act as investment manager for the Pentwater Funds. The principal business of Halbower Holdings is to serve as the general partner of the Investment Manager. Mr. Halbower’s principal occupations it to serve as the sole shareholder of Halbower Holdings.

(d)	During the last five years, none of the persons or entities listed above has been (convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the persons or entities listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited partnership. Halbower Holdings is a Delaware corporation. Mr. Halbower is a United States citizen.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons used approximately $89,154,184, including brokerage commissions, of the working capital of the Pentwater Funds in the aggregate to purchase the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 6 of Amendment No. 2 is incorporated herein by reference.

CUSIP No. 73730P108	Schedule 13D/A	Page 5 of 8 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 97,466,666 shares of Common Stock outstanding as of November 22, 2024, as disclosed in the Merger Agreement (as defined in Item 6 below) attached as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On November 25, 2024, in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Roche Holdings, Inc., a Delaware corporation (“Parent”) and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, and upon the terms and subject to the conditions thereof, Merger Sub will (and Parent will cause Merger Sub to) commence a tender offer (the “Tender Offer”) no later than December 10, 2024, to acquire all of the issued and outstanding shares of Common Stock, at an offer price of (i) $9.00 per share in cash, and (ii) one non-tradeable contingent value right per share (a “CVR”), the Pentwater Funds , in each case, in their capacity as a stockholder of the Issuer, entered into a Tender and Support Agreement with the Parent (the “Pentwater Support Agreement”). Under the terms of the Pentwater Support Agreement, the Pentwater Funds have agreed, among other things, to tender their shares of Common Stock in the Tender Offer, vote their shares of Common Stock against any action that is intended or would reasonably be expected to impede or interfere with transactions contemplated by the Merger Agreement at any annual or special meeting of the stockholders of the Issuer, or in connection with any action proposed to be taken by written consent of the stockholders of the Issuer, not to transfer any of their shares of Common Stock (subject to certain exceptions), to waive and not to exercise any appraisal rights in respect of such shares of Common Stock that may arise with respect to the Merger (as defined in the Merger Agreement) and not to commence or join, and to take all actions to opt out of, any class action with respect to claims against Parent, Merger Sub, the Issuer or their affiliates relating to the Merger Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, the Parent has consented to the transfer of (i) up to 30% of the shares of Common Stock held at the time of entering into the Pentwater Support Agreement and (ii) any shares of Common Stock acquired after entering into the Pentwater Support Agreement, subject to certain conditions.

CUSIP No. 73730P108	Schedule 13D/A	Page 6 of 8 Pages

The description of the Pentwater Support Agreement is qualified in its entirety by reference to the full the terms of the Tender and Support Agreement, the form of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The Pentwater Funds have entered into notional principal amount derivative agreements (the “Cash Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 4,250,000 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 4.4% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements provide the Pentwater Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Investment Manager with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the “Subject Shares”). The Investment Manager disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third-party financial institutions.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.2:	Joint Filing Agreement.

Exhibit 99.3:	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).

CUSIP No. 73730P108	Schedule 13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: November 27, 2024

Pentwater Capital Management LP
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

/s/ Matthew Halbower
Matthew Halbower

CUSIP No. 73730P108	Schedule 13D/A	Page 8 of 8 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the
Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/26/2024	2,650,000	9.3002	9.21-9.46